UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Private Media Group, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

74266R104

 (CUSIP Number)

Jacques de Bliek
Consipio Holding BV
WALSOORDENSESTRATT 70
WALSOORDEN, The Netherlands 4588 KD
Phone: 011 31 114 687 272

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CONSIPIO HOLDING BV 0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2€ or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7(1)%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 21,805,824 shares of common stock reported outstanding in Private Media Group, Inc.’s proxy statement filed with the Securities and Exchange Commission on December 9, 2011.

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EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Private Media Group, Inc., a Nevada corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Item 4 of the Schedule 13D as set forth below:

Item 4.	Purpose of Transaction

(d)	Item 4(d) is amended in full as follows:

The Reporting Person intends to exercise its voting rights to affect a change in the composition of the Issuer’s board of directors.

On December 15, 2011, in accordance with the requirements of Section 2.9 of the Issuer's Bylaws, the Reporting Person, acting in the name of Slingsby Enterprises Limited pursuant to a power of attorney provided for in the Pledge Agreement, delivered a Notice of Nomination of Persons for Election to the Board of Directors of Private Media Group, Inc., naming six persons as nominees for election as directors at the next annual meeting of stockholders of the Issuer.  The Issuer has announced that the next annual meeting of stockholders is scheduled to be held on January 11, 2012.

No agreements or understandings have been reached between the Reporting Person and any other persons, named in this statement or otherwise, with respect to the exercise of voting rights or the solicitation of votes with respect to matters to be considered at the Issuer's annual meeting or otherwise, the acquisition or disposition of shares of Common Stock, or any other plans or proposals with respect to the business and management of the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person expressly disclaims membership in a group pursuant to Section 13(d) of the Exchange Act.

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. THE REPORTING PERSON IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2011	Consipio Holding BV

	By:	/s/ Jacques de Bliek
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: This Amendment No. 4 to Schedule 13D is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer filed with the Commission on August 11, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on September 28, 2010, and Amendment No. 3 to Schedule 13D filed with the Commission on October 22, 2010 (as so amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Attention: International misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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